Jonathan D. Hatch Assistant General Counsel Talcott and Group Benefits Law Group The Hartford One Hartford Plaza (NP4-TR1) Hartford, CT 06115 Tel. +1-860-547-4496 jonathan.hatch@thehartford.com
November 15, 2016

Sonny Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management – Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549
RE:    Hartford Leaders Series IV 333-148570: Accession 0001628280-16-019374
Dear Mr. Oh:
We have provided responses to your comments on the revised draft Hartford Leaders Series IV Supplement.

1.	Comments with respect to the Supplement for Leaders Series IV (All page references refer to the redlined version comparing the revised version to the filed version.):

COMMENT: On page 2, please change the paragraph beginning “Please note…” so that it reads in the affirmative.
RESPONSE: Hartford has made this revision.

2.	COMMENT: In the first bullet on page 3, which begins “The Deferral Option…,” please disclose this separately from the bulleted list.
RESPONSE: Hartford has made this revision.

3.	COMMENT: Please consider deleting the fourth, fifth and eighth bullets on page 3.
RESPONSE: Hartford has made this revision.

4.	COMMENT: On page 3 please delete the first paragraph after the bulleted list, which begins “If, on the Annuity Commencement Date….”
RESPONSE: Hartford has made this revision.

5.	COMMENT: On page 4, in the first bullet please highlight that a contractholder does not receive a refund of fees previously paid.
RESPONSE: Hartford has made this revision.

6.	(A) COMMENT: Please move the definitions to appear where each term is first used.
RESPONSE: Hartford has made this revision.
(B) COMMENT: With respect to the definition of the Fixed Accumulation Feature, please consider removing the definition, but moving footnote 2 to appear the first time the term is used.
RESPONSE: Hartford has moved the definition to appear where the term is first used and has incorporated the footnote into the definition. The definition remains in the supplement because it modifies slightly the definition in the prospectus.
(C) COMMENT: Please delete “original” where it appears before “Annuity Commencement Date.”
RESPONSE: Hartford has made this revision.

7.
COMMENT: On page 3 in the paragraph beginning “We are in the process…” once Hartford has received all approvals, please list those states which have approved the Deferral Option or, alternatively, list the states where the Deferral Option is not available.

RESPONSE: Hartford has not yet received any approvals. It expects to complete its state filing process by April 2017 and will list the states where the Deferral Option is not available in its May 2017 prospectus revision.

8.	COMMENT: In the example beginning on page 6, please explain the crediting rate or how it was calculated.
RESPONSE: Hartford has made this revision.

9.
COMMENT: Please describe the effect, if any, that choosing the Deferral Option will have on payment of premium taxes on the Annuity Commencement Date and upon full and partial surrenders taken between the Annuity Commencement Date and the Deferred Annuity Commencement Date.

RESPONSE: Hartford has made this revision.
If you have any questions, please contact me at 860-547-4496 or at jonathan.hatch@thehartford.com.
Very truly yours,
/s/ Jonathan D. Hatch
Jonathan D. Hatch
Enc.